Filed Pursuant to Rule 253(g)(2)

File No. 024-11137

EXPLANATORY NOTE

This is a supplement to the offering circular of Scopus BioPharma Inc. (the “Company”) dated February 4, 2020 (the “Offering Circular”), available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920013793/tv538014-253g1.htm.

Additional information about the Company is available in its annual report filed on Form 1-K for the fiscal year ended December 31, 2019, available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920062617/tm2019379-1_partii.htm, which was previously incorporated by reference into the Offering Circular via supplement, available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920063069/tm2020073d1_253g2.htm.

SUPPLEMENT DATED JUNE 12, 2020

TO OFFERING CIRCULAR DATED FEBRUARY 4, 2020

This supplement to the Offering Circular supplements the Offering Circular by incorporating by reference our current report on Form 1-U, dated June 11, 2020.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the Offering Circular certain information in documents we file with the SEC, which means that we can disclose important information by referring you to such referenced documents. The information incorporated by reference is considered to be a part of the Offering Circular. We hereby incorporate by reference the information contained in our current report on Form 1-U filed with the SEC on June 11, 2020, available at https://www.sec.gov/Archives/edgar/data/1772028/000110465920072314/tm2022341-1_1u.htm. This supplement to the Offering Circular should be read in conjunction with the Offering Circular.